Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

SUPPLEMENT NO. 5 DATED JANUARY 17, 2011

TO THE PROSPECTUS DATED SEPTEMBER 1, 2011

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated September 1, 2011, Supplement No. 1, dated September 30, 2011, Supplement No. 2, dated November 30, 2011, Supplement No. 3, dated December 12, 2011, and Supplement No. 4, dated January 5, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock (the “Offering”);

(2)	potential real property investments; and

(3)	a waiver of a portion of the asset management fee.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of January 13, 2012, we had accepted investors’ subscriptions for and issued 3,339,547 shares of our common stock in the Offering (including shares of common stock issued pursuant to DRIP), resulting in our receipt of gross proceeds of $33,270,702. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, to date, have not been satisfied. As of January 13, 2012, we had 146,660,453 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2012, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2012, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Potential Real Property Investments

Our advisor will from time to time identify certain properties for potential investments. We will supplement the prospectus to describe such properties at such time as a reasonable probability exists that the property will be acquired and the funds to be expended represent a material portion of the net proceeds of the Offering. Our disclosure of a proposed acquisition does not guaranty that we will ultimately consummate the acquisition or that the information relating to the probable acquisition will not change prior to closing. Significant conditions to acquiring a potential acquisition include our ability to raise sufficient proceeds in the Offering to pay a portion of the purchase price, securing a joint venture partner and securing debt financing to pay the balance of the purchase price. Such joint venture partners or financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition will, to the extent such information is available, include the following:

•	proposed purchase price, terms and conditions;

•	physical condition, age, curb appeal and environmental reports;

•	location, visibility and access;

•	historical financial performance;

•	tenant rent roll and tenant creditworthiness;

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lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;

•	neighboring properties; and

•	potential for new property construction in the area.

Our advisor has identified certain properties as potential suitable investments for us. We intend to acquire 100% of the fee simple interest in such properties. However, due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. Moreover, other properties may be identified in the future that we may acquire prior to or instead of the properties described below. The properties currently identified are listed below. The respective seller of each property is an unaffiliated third party.

Property	Property Type	Expected Acquisition Date	Seller	Approximate Purchase Price(1)	Approximate Compensation to Affiliates(2)
Stonegate Medical Center	Integrated Medical Center	February 2012	Stonegate Professional Properties, L.P.	$9,100,000	$182,000
Northwoods Data Center	Data Center	February 2012	2775 Northwoods, LLC	$5,300,000	$106,000

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.
(2)	Amounts include fees payable to our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Tenants	Total Square Fee	% of Total Square Feet Leased
Stonegate Medical Center	Austin Pain Associates, P.A.	9,100	33%
	Austin Radiological Associations	9,173	34%
	Stonegate Surgery Center, L.P.	9,100	33%

Total		27,373	100%

Northwoods Data Center	Peak 10, Inc.	32,740	100%

The table below provides the principal provisions of the lease term for the major tenants at each property:

Property	Major Tenants(1)	Renewal Options*	Current Annual Base Rent		Base Rent Per Square Foot	Lease Term
Stonegate Medical Center	Austin Pain Associates, P.A.	—	$255,529	(2)	$27.86	05/01/2006	05/01/2026
Stonegate Medical Center	Austin Radiological Association	—	$197,622	(3)	$21.72	09/16/2006	04/30/2016
Stonegate Medical Center	Stonegate Surgery Center, L.P.	—	$266,145	(2)	$29.25	06/01/2006	06/01/2026
Northwoods Data Center	Peak 10, Inc.	2/10 yr.	$423,328	(4)	$12.93	08/07/2007	08/31/2025

*	Represents option renewal/term of each option
(1)	Major tenant is a tenant that occupies 10% or more of the rentable square feet of the property.
(2)	The annual base rent under the lease increases by 5.0% of the then-current base rent.
(3)	The annual base rent under the lease increases by 3.0% of the then-current base rent.
(4)	The annual base rent under the lease increases by 3.0% of the then-current base rent.

We expect to purchase the property with proceeds from the Offering and debt. We believe the Stonegate Medical Center property and the Northwoods Data Center property are suitable for their intended purpose as an integrated medical center and a data center, respectively, and are adequately insured. We do not have any proposed improvements to either property.

Waiver of a Portion of the Asset Management Fee

Our advisor has agreed to waive a portion of its asset management fee related to the 180 Peachtree Property for the one-year period from our acquisition of the property. Our advisor will waive the portion of the asset management fee necessary for the property’s first year MFFO yield to be at least 7%. The amount waived, if any, will be determined on a quarterly basis. Based on the in-place leases and financing, we currently project our advisor to waive $41,000 in the above mentioned period. The asset management fee is calculated based on the 22.12% ownership we have in the 180 Peachtree Property. Any amounts waived will be without recourse to us. Our advisor has no obligation to waive fees for any additional periods.

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